SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Federal District Court in
Texarkarna Partially Overturned Jury’s Verdict
PARIS, France — September 21th 2010
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that a Federal District Court in Texarkana has overturned the jury’s verdict that its subsidiary, Sercel Inc., infringed United States Patent No. 5,852,242 with respect to one theory of infringement supported by ION Geophysical Corporation. The Court also sustained the jury’s verdict on another theory of infringement and the validity of the patent. The Court determined that ION was not entitled to the $25.2 million in lost profits awarded by the jury, and reduced the damages award to $10.7 million. In addition, Sercel and ION will have thirty days to negotiate the terms of, and the sole activities that would be subject to, an injunction. The Court will enter a Final Judgment after these negotiations are completed, but no later than thirty days. Sercel continues to believe that ION’s remaining infringement claim is without merit.
Sercel has the right to file an appeal to overturn those Court rulings that were not in its favor, including the Court’s ruling sustaining the jury’s verdict that Sercel infringed the ION patent by importing and selling a product in the United States that was made in France allegedly using the method of manufacturing in ION’s patent and the jury’s verdict that the patent was not invalid despite ION’s failure to disclose in the patent the best way of making the invention.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 21st, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate